

December 15, 2011

<u>Via E-mail</u>
Mr. Christopher O'Kane
Chief Executive Officer
Aspen Insurance Holdings Limited
141 Front Street
Hamilton, Bermuda HM19

> **Re:** **Aspen Insurance Holdings Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-31909**

Dear Mr. O'Kane:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Valuation of Investments, page 123</u>

1. You disclose in the table on page 124 that index providers represented 85.2% and 81.4% of the pricing sources for your fixed-income investments in 2010 and 2009. You also disclose that your index service providers have the highest priority in your price source hierarchy. Please tell us:
   - What information the index service providers provided you;
   - The specific investments for which the information was used;
   - How the information was used to determine fair value of the investments; and
   - The processes used by management to determine that the information provided by index providers was appropriate.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 19 – Concentrations of Credit Risk, page F-53

2. You entered into interest rate swaps with a total notional amount of $500.0 million at
    December 31, 2010 and $1 billion at September 30, 2011 that mature between August 2,
    2012 and November 9, 2020 to hedge your investment portfolio against increases in
    interest rates. In the event that any counterparties fail to meet their contractual
    obligations under these swaps, it appears you would be exposed to counterparty credit
    risks. Please provide us with the following information:
    - The names of the significant counterparties for your interest rate swaps;
    - The notional amounts and amounts due from each of these counterparties;
    - The processes and procedures you undertake to assess the financial strength and
      ability of the counterparties to perform on their obligations;
    - The nature of the non-cash collateral received from the swap counterparty at
      December 31, 2010 and how you determine the value of the non-cash collateral;
      and
    - The maximum amount of loss due to credit risk if the counterparties were to fail.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

You may contact Don Abbott, Staff Accountant, at (202) 551-3608, or Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding
the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant